Exhibit 99.1

Intelligent Living Application Group Inc. Granted Extension to Meet Nasdaq Minimum Bid Price Requirement

HONG KONG, July 24, 2025 — Intelligent Living Application Group Inc. (NASDAQ: ILAG) (“Intelligent Living” or the “Company”), a premium lockset manufacturer in Hong Kong, announced today that, on July 23, 2025, the Company received a written notification from the NASDAQ Stock Market Listing Qualifications Staff (the “Staff”) indicating that the Company has been granted an additional 180 calendar day period or until January 19, 2026, to regain compliance with the $1.00 minimum closing bid price requirement for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Listing Rule (the “Minimum Bid Price Requirement”).

NASDAQ’s determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market, with the exception of the bid price requirement, and the Company’s written notice to NASDAQ of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If at any time during this additional time period the closing bid price of the Company’s security is at least $1.00 per share for a minimum of 10 consecutive business days, NASDAQ will provide written confirmation of compliance and this matter will be closed. If compliance cannot be demonstrated by January 19, 2026, Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal the Staff’s determination to a Hearings Panel (the “Panel”) of NASDAQ.

This notification from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares, which will continue to trade on the Nasdaq Capital Market under the symbol “ILAG”. The Company will monitor the closing bid price of its ordinary shares and will consider various options to regain compliance before January 19, 2026.

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. is a premium lockset manufacturer and distributor headquartered in Hong Kong. Intelligent Living manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. Intelligent Living obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Intelligent Living keeps investing in self-designed automated product lines, new craftsmanship, and developing new products, including smart locks. For more information, visit the Company’s website at http://www.i-l-a-g.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Intelligent Living Application Group, Inc.

Phone: +852 2481 7938

Email info@i-l-a-g.com